UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                         QUERYOBJECT SYSTEMS CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.003 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   227698 10 7
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                         Firebrand Financial Group, Inc.
                         275 Madison Avenue, 27th Floor
                             New York, NY 10174-1901
                          Attention: David M. Nussbaum
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                  June 3, 2008
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

              Persons who respond to the collection of information
            contained in this form are not required to respond unless
              the form displays a current valid OMB control number.

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

      Firebrand Financial Group, Inc.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a) |_|
                                                                        (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

      N/A
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)|_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                        7     SOLE VOTING POWER
     NUMBER OF
       SHARES                 0
    BENEFICIALLY        --------------------------------------------------------
      OWNED BY          8     SHARED VOTING POWER
        EACH
     REPORTING                57,112,404
       PERSON           --------------------------------------------------------
        WITH            9     SOLE DISPOSITIVE POWER

                              0
                        --------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              57,112,404
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      57,112,404
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)|_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      61.3%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

      Dalewood Associates, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a) |_|
                                                                        (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

      WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)|_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
--------------------------------------------------------------------------------
                        7     SOLE VOTING POWER
     NUMBER OF
       SHARES                 0
    BENEFICIALLY        --------------------------------------------------------
      OWNED BY          8     SHARED VOTING POWER
        EACH
     REPORTING                56,107,391
       PERSON           --------------------------------------------------------
        WITH            9     SOLE DISPOSITIVE POWER

                              0
                        --------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              56,107,391
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      56,107,391
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)|_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      60.2%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      PN, OO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

      EarlyBirdCapital, Inc.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a) |_|
                                                                        (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

      N/A
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)|_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                        7     SOLE VOTING POWER
     NUMBER OF
       SHARES                 0
    BENEFICIALLY        --------------------------------------------------------
      OWNED BY          8     SHARED VOTING POWER
        EACH
     REPORTING                799,229
       PERSON           --------------------------------------------------------
        WITH            9     SOLE DISPOSITIVE POWER

                              0
                        --------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              799,229
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      799,229
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)|_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      2.0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

      Steven A. Levine
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a) |_|
                                                                        (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

      N/A
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)|_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                        7     SOLE VOTING POWER
     NUMBER OF
       SHARES                 20,578
    BENEFICIALLY        --------------------------------------------------------
      OWNED BY          8     SHARED VOTING POWER
        EACH
     REPORTING                57,112,404
       PERSON           --------------------------------------------------------
        WITH            9     SOLE DISPOSITIVE POWER

                              20,578
                        --------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              57,112,404
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      57,132,982
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)|_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      61.3%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

      David M. Nussbaum
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a) |_|
                                                                        (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

      N/A
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)|_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                        7     SOLE VOTING POWER
     NUMBER OF
       SHARES                 230,559
    BENEFICIALLY        --------------------------------------------------------
      OWNED BY          8     SHARED VOTING POWER
        EACH
     REPORTING                57,112,404
       PERSON           --------------------------------------------------------
        WITH            9     SOLE DISPOSITIVE POWER

                              230,559
                        --------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              57,112,404
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      57,342,963
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)|_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      61.5%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      IN
--------------------------------------------------------------------------------

      This Schedule 13D is filed by Firebrand Financial Group, Inc. ("Firebrand"), Dalewood Associates, L.P. ("Dalewood"), EarlyBirdCapital, Inc. ("EBC"), Steven A. Levine ("Levine") and David M. Nussbaum ("Nussbaum" and together with Firebrand, Dalewood, EBC and Levine, collectively referred to herein as the "Reporting Persons") with respect to ownership of common stock of QueryObject Systems Corporation, a Delaware corporation (the "Issuer").

      The percentages of beneficial ownership reflected in this Schedule 13D are based upon 39,854,012 shares outstanding as set forth in the Issuer's Form 10 filed with the Securities and Exchange Commission on May 15, 2008.

Item 1. Security and Issuer

      The class of equity securities to which this Statement on Schedule 13D relates is common stock, par value $0.003 per share (the "Common Stock"), of the Issuer. The principal executive office of the Issuer is c/o Olshan Grundman Frome Rosenzweig & Wolosky LLP, 65 East 55th Street, Third Floor, New York, New York 10022.

Item 2. Identity and Background.

      This Statement is being filed by the Reporting Persons. The business address of each of the Reporting Persons is 275 Madison Avenue, 27th Floor, New York, New York 10016. Firebrand is a holding company. Dalewood is a venture capital fund. EBC is a broker-dealer. EBC Holdings, Inc. ("EBCH") is the sole shareholder of EBC and Dalewood Associates, Inc. ("Dalewood Inc."). Dalewood Inc. is the general partner of Dalewood. Nussbaum is the Chairman of Firebrand, EBCH, EBC and Dalewood Inc. Levine is the President and Chief Executive Officer of FFGI and EBCH, the Vice Chairman, Chief Executive Officer, President and Managing Director of Investment Banking of EBC and Chief Executive Officer of Dalewood Inc.

      During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      Each of Firebrand and EBC is a Delaware corporation. Dalewood is a Delaware limited partnership. Each of Levine and Nussbuam is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

      On June 28, 2007, the Issuer issued a $100,000 Senior Convertible Note (the "Note") to Dalewood. The Note bears interest at 8% and is due on June 28, 2008. The Note is immediately convertible at the option of the holder into shares of the Issuer's Common Stock at a conversion price of $.003 per share. Dalewood used its working capital to acquire the Note.

      In connection with the issuance of the Note, the Issuer issued to Dalewood a common stock purchase warrant (the "Warrant") to purchase 50,000,000 shares of the Issuer's Common Stock at an exercise price of $.003 per share. The Warrant is immediately exercisable and expires on June 28, 2017.

      In May 2008, (i) the Issuer repaid $36,000 of the Note and (ii) Dalewood transferred a portion of the Warrant to purchase 18,000,000 shares of the Issuer's Common Stock for no cost to a third party.

      Copies of the Note and Warrant are incorporated herein by reference to Exhibits B and C, respectively.

Item 4. Purpose of Transaction

      Dalewood acquired the securities described above for investment purposes.

      (i) Each of the Reporting Persons may from time to time acquire additional securities for investment purposes, or dispose of securities, in the open market or in private transactions. Dalewood holds the Note which is currently convertible into 21,333,333 shares of the Issuer's Common Stock at a conversion price of $.003 per share. Dalewood also holds the Warrant to purchase 32,000,000 shares of the Issuer's Common Stock at an exercise price of $.003 per share. The Warrant is immediately exercisable and expires on June 28, 2017.

      (ii) At the date of this Statement, none of the Reporting Persons, except as set forth in this Statement, has any plans or proposals which would result in:

            (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

            (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

            (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

            (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the board of directors or management of the Issuer;

            (e) Any material change in the present capitalization or dividend policy of the Issuer;

            (f) Any other material change in the Issuer's business or corporate structure;

            (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which ay impede the acquisition of control of the Issuer by any person;

            (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

            (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

            (j) Any action similar to any of those actions enumerated above.

Item 5. Interest in Securities of the Issuer.

      Firebrand beneficially owns 57,112,404 shares of the Issuer's Common Stock as follows: (i) 205,784 shares of Common Stock held directly by Firebrand, (ii) 2,774,058 shares of Common Stock held directly by Dalewood, (iii) 21,333,333 shares of Common Stock issuable upon conversion of the Note held by Dalewood,
(iv) 32,000,000 shares of Common Stock issuable upon exercise of the Warrant held by Dalewood and (v) 799,229 shares of Common Stock held directly by EBC. Firebrand, as the sole shareholder of EBCH, the sole shareholder of EBC and Dalewood, has shared voting and dispositive power of such securities. Firebrand beneficially owns 61.3% of the Issuer's outstanding shares of Common Stock.

      Dalewood beneficially owns 56,107,391 shares of the Issuer's Common Stock as follows: (i) 2,774,058 shares of Common Stock held directly by Dalewood, (ii) 21,333,333 shares of Common Stock issuable upon conversion of the Note held by Dalewood and (iii) 32,000,000 shares of Common Stock issuable upon exercise of the Warrant held by Dalewood. Dalewood has shared voting and dispositive power of such securities. Dalewood beneficially owns 60.2% of the Issuer's outstanding shares of Common Stock.

      EBC beneficially owns 799,229 shares of the Issuer's Common Stock held directly by EBC. EBC has shared voting and dispositive power of such securities. EBC beneficially owns 2.0% of the Issuer's outstanding shares of Common Stock.

      Levine beneficially owns 57,132,982 shares of the Issuer's Common Stock as follows: (i) 20,578 shares of Common Stock held directly by Levine, (ii) 205,784 shares of Common Stock held by Firebrand, (iii) 2,774,058 shares of Common Stock held by Dalewood, (iv) 21,333,333 shares of Common Stock issuable upon conversion of the Note held by Dalewood, (v) 32,000,000 shares of Common Stock issuable upon exercise of the Warrant held by Dalewood and (vi) 799,229 shares of Common Stock held by EBC. Levine is the President and Chief Executive Officer of FFGI and EBCH, the Vice Chairman, Chief Executive Officer, President and Managing Director of Investment Banking of EBC and Chief Executive Officer of Dalewood Inc. Accordingly, Levine has sole voting and dispositive power over the 20,578 shares of Common Stock held directly by him and has shared voting and dispositive power over the remaining 57,112,404 shares of Common Stock. Levine beneficially owns 61.3% of the Issuer's outstanding shares of Common Stock.

      Nussbaum beneficially owns 57,342,963 shares of the Issuer's Common Stock as follows: (i) 230,559 shares of Common Stock held directly by Nussbaum, (ii) 205,784 shares of Common Stock held by Firebrand, (iii) 2,774,058 shares of Common Stock held by Dalewood, (iv) 21,333,333 shares of Common Stock issuable upon conversion of the Note held by Dalewood, (v) 32,000,000 shares of Common Stock issuable upon exercise of the Warrant held by Dalewood and (vi) 799,229 shares of Common Stock held by EBC. Nussbaum is the Chairman of Firebrand, EBCH, EBC and Dalewood Inc. Accordingly, Nussbaum has sole voting and dispositive power over the 230,559 shares of Common Stock held directly by him and has shared voting and dispositive power over the remaining 57,112,404 shares of Common Stock. Nussbaum beneficially owns 61.5% of the Issuer's outstanding shares of Common Stock.

      Firebrand is the sole shareholder of EBCH. EBCH is the sole shareholder of EBC and Dalewood Inc. Dalewood Inc. is the general partner of Dalewood. Therefore, Firebrand may be deemed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by EBC and Dalewood.

      Nussbaum is the Chairman of Firebrand, EBCH, EBC and Dalewood Inc. Levine is the President and Chief Executive Officer of FFGI and EBCH, the Vice Chairman, Chief Executive Officer, President and Managing Director of Investment Banking of EBC and Chief Executive Officer of Dalewood Inc. Accordingly, Nussbaum and Levine may be deemed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by FFGI, EBC and Dalewood.

      Information contained in this Schedule 13D is provided solely for the purpose of complying with Section 13(d) of the Securities Exchange Act of 1934, as amended. Each Reporting Person disclaims beneficial ownership of the securities described herein for any other purpose except to the extent of his or its ultimate pecuniary interest.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

      See Items 3 and 4 with respect to the Note and Warrant. Copies of the Note and Warrant are incorporated herein by reference from Exhibits B and C, respectively.

Item 7. Material to be Filed as Exhibits.

      A.    Joint Filing Agreement.

      B. Senior Convertible Note (incorporated by reference to Exhibit 4.1 in the Issuer's Form 10 filed with the SEC on March 20, 2008).

      C.    Common Stock Purchase Warrant (incorporated by reference to Exhibit
            4.2 in the Issuer's Form 10 filed with the SEC on March 20, 2008).

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 6, 2008


                                        FIREBRAND FINANCIAL GROUP, INC.

                                    By: /s/ Steven Levine
                                        -----------------
                                        Name: Steven Levine
                                        Title: Chief Executive Officer


                                        DALEWOOD ASSOCIATES, L.P.

                                    By: Dalewood Associates, Inc., General
                                        Partner

                                    By: /s/ Steven Levine
                                        -----------------
                                        Name: Steven Levine
                                        Title: Chief Executive Officer


                                        EARLYBIRDCAPITAL, INC.

                                    By: /s/ Steven Levine
                                        -----------------
                                        Name: Steven Levine
                                        Title: Chief Executive Officer


                                        /s/ Steven Levine
                                        -----------------
                                        Steven Levine


                                        /s/ David M. Nussbaum
                                        ---------------------
                                        David M. Nussbaum

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

      AGREEMENT dated as of June 6, 2008, between Firebrand Financial Group, Inc., Dalewood Associates, L.P., EarlyBirdCapital, Inc., Steven Levine and David
M. Nussbaum (together, the "Parties").

      Each Party hereto represents to the other Party that it is eligible to use
Schedule 13D to report its beneficial interest in shares of common stock, $.003 par value per share, of QueryObject Systems Corporation ("Schedule 13D").

      Each of the Parties agrees to be responsible for the timely filing of the
Schedule 13D and any and all amendments thereto and for the completeness and accuracy of the information concerning itself contained in the Schedule 13D, and the other Party to the extent it knows or has reason to believe that any information about the other Party is inaccurate.

                                        Dated: June 6, 2008


                                        FIREBRAND FINANCIAL GROUP, INC.

                                    By: /s/ Steven Levine
                                        -----------------
                                        Name: Steven Levine
                                        Title: Chief Executive Officer


                                        DALEWOOD ASSOCIATES, L.P.

                                    By: Dalewood Associates, Inc., General
                                        Partner

                                    By: /s/ Steven Levine
                                        -----------------
                                        Name: Steven Levine
                                        Title: Chief Executive Officer


                                        EARLYBIRDCAPITAL, INC.

                                    By: /s/ Steven Levine
                                        -----------------
                                        Name: Steven Levine
                                        Title: Chief Executive Officer


                                        /s/ Steven Levine
                                        -----------------
                                        Steven Levine


                                        /s/ David M. Nussbaum
                                        ---------------------
                                        David M. Nussbaum